UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Response to Morgan Stanley’s Upsizing of its Public Offering

Tokyo, May 13, 2009—On May 11, 2009 (Tokyo Time), Mitsubishi UFJ Financial Group, Inc. (MUFG) made an announcement “Acquisition by MUFG of Morgan Stanley Common Stock and Partial Sale of Preferred Stock” regarding its decision to purchase shares of common stock of Morgan Stanley in a public offering by Morgan Stanley. In response to Morgan Stanley’s upsizing of the public offering, MUFG has made the decision described below to revise its original decision:

1.	The acquisition of common shares and partial sale of preferred stock (The bracketed terms represent the original decision by MUFG.)

(1)	Acquisition of common stock

• Revised number of shares to be acquired: 29,375,000 shares [25,000,000 shares]

• Revised total amount of share acquisition: US$705,000,000 [US$600,000,000]
(US$24 per share)

• Revised closing date (planned): May 22, 2009 [May 13, 2009]
(New York time)

(2)	Partial sale (repurchase by Morgan Stanley) of preferred stock

• Series of preferred stock: 10% Series C Non-Cumulative Non-Voting Perpetual Preferred Stock

• Revised total sales price: US$705,000,000 [US$600,000,000]
(US$1,100 per share)

As a result of these transactions, MUFG will continue to hold more than 20% of the common shares of Morgan Stanley (assuming full conversion of the Morgan Stanley convertible preferred stock owned by MUFG).

2.	Reason for revisions

Morgan Stanley’s decision on May 12, 2009 (Tokyo time) to increase the size of the public offering and capital increase that Morgan Stanley announced on May 8, 2009 (New York time), and other factors.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651